Exhibit 99.1
ASML reports €5.8 billion net sales and €1.7 billion net income in Q3 2022
Expected sales for 2022 around €21 billion

VELDHOVEN, the Netherlands, October 19, 2022 – today ASML Holding NV (ASML) has published its 2022 third-quarter results.

•Q3 net sales of €5.8 billion, gross margin of 51.8%, net income of €1.7 billion
•Record quarterly net bookings in Q3 of €8.9 billion2
•ASML expects Q4 2022 net sales between €6.1 billion and €6.6 billion and a gross margin around 49%
•Expected sales for the full year €21.1 billion at the midpoint of the Q4 guidance
•The value of fast shipments* in 2022 leading to delayed revenue recognition into 2023 is expected to be around €2.2 billion

(*) A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity.

(Figures in millions of euros unless otherwise indicated)	Q2 2022	Q3 2022
Net sales	5,431	5,778
...of which Installed Base Management sales [1]	1,290	1,524

New lithography systems sold (units)	83	80
Used lithography systems sold (units)	8	6

Net bookings [2]	8,461	8,920

Gross profit	2,665	2,994
Gross margin (%)	49.1	51.8

Net income	1,411	1,701
EPS (basic; in euros)	3.54	4.29

End-quarter cash and cash equivalents and short-term investments	4,402	3,363
(1) Installed Base Management sales equals our net service and field option sales.
(2) Net bookings include all system sales orders for which written authorizations have been accepted
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our third-quarter net sales came in at €5.8 billion with a gross margin of 51.8% — above our guidance. There is uncertainty in the market due to a number of global macro-economic concerns including inflation, consumer confidence and the risk of a recession. While we are starting to see diverging demand dynamics per market segment, the overall demand for our systems continues to be strong. This resulted in record bookings in the third quarter of around €8.9 billion of which €3.8 billion is EUV, including High-NA systems.

We are continuing to assess and follow the new US export control regulations. Based on our initial assessment, the new restrictions do not amend the rules governing lithography equipment shipped by ASML out of the Netherlands and we expect the direct impact on ASML's overall 2023 shipment plan to be limited.

"ASML expects fourth-quarter net sales between €6.1 billion and €6.6 billion with a gross margin around 49%. ASML expects R&D costs of around €880 million and SG&A costs of around €265 million. For the full year, we expect revenue of €21.1 billion with a gross margin approaching 50%," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights
•In our DUV business, we shipped the first TWINSCAN NXT:2100i to a customer. This newest immersion scanner enables over 20% improvement of on-product** overlay.

•Several customers have adopted Alignment Optimization 12 Color as process-of-record for their leading nodes. It improves wafer alignment by generating and measuring twelve wavelengths (or colors) instead of just four, ensuring a more robust alignment that reduces wafer-to-wafer overlay variation by over 20% when combined with scanner modeling improvements and alignment optimization software.

•In our EUV High-NA business, we received additional orders for the TWINSCAN EXE:5200; all current EUV customers have now submitted orders for High-NA.

(**) for a typical logic application

Update share buyback program and quarterly dividend
In the third quarter we purchased around €1.0 billion worth of shares under the current 2021-2023 share buyback program. Details of this program as well as transactions pursuant thereto are published on ASML's website (www.asml.com/investors). We completed our current share buyback program.

On November 11, 2022 we will hold our Investor Day where we will provide an update on our long-term business plan, including any new share buyback program.

An interim dividend of €1.37 per ordinary share will be made payable on November 14, 2022. Full details are published on ASML’s website.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CFO Roger Dassen discusses the 2022 third-quarter results and outlook for 2022. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on October 19, 2022 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 37,500 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of October 2, 2022, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and nine months ended October 2, 2022 as presented in this press release are unaudited.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints and plan to add capacity and capacity goals, outlook and expected financial results, including bookings and orders, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate and full year 2022 expectations for net sales and gross margin and expected shipments in 2023, statements with respect to fast shipments and impact on expected results, gross margin ambition, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of amounts of deferred revenue not yet recognized and timing of recognition of such deferred revenue for fast shipments, including value of fast shipments in 2022 leading to deferred revenue recognition, expected shipments, plans and strategies, impact of gas shortage on us and suppliers, customer demand trends, statements about the market and macroeconomic trends and concerns regarding inflation and consumer confidence, statements with respect to dividends including the Q3 dividend and share buybacks and financial policy including statements with respect to share buyback programs, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions including the impact of the current macroeconomic uncertainty in the market, inflation and consumer confidence which could potentially lead to a recession, demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, the timing of recognition of deferred revenue from fast shipments and impact on our results, the impact of the gas shortage on us and our suppliers, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us including the impact of the new US export regulations which we are continuing to assess, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.
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